UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EAGLE POINT CREDIT COMPANY INC.

(Name of Issuer)

common stock, par value $0.001 per share

(Title of Class of Securities)

269808101

(CUSIP Number)

Jacqueline Giammarco

Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 862-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269808101	13D/A	Page 2 of 8

1	NAMES OF REPORTING PERSONS Trident V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 269808101	13D/A	Page 3 of 8

1	NAMES OF REPORTING PERSONS Trident Capital V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 269808101	13D/A	Page 4 of 8

1	NAMES OF REPORTING PERSONS Trident V Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 269808101	13D/A	Page 5 of 8

1	NAMES OF REPORTING PERSONS Trident Capital V-PF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 269808101	13D/A	Page 6 of 8

Explanatory Note

This Schedule 13D/A is filed jointly on behalf of Trident V, L.P. (“Trident V”), Trident Capital V, L.P. (“Trident V GP”), Trident V Parallel Fund, L.P. (“Trident V Parallel”) and Trident Capital V-PF, L.P. (“Trident V Parallel GP”) (collectively, the “Reporting Persons”) with respect to common stock, par value $0.001 per share (the “Common Shares”), of Eagle Point Credit Company Inc. (the “Issuer”), having its principal executive offices at 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

This filing constitutes Amendment No. 2 to that certain Schedule 13D filed on October 16, 2014 (the “Initial Schedule 13D”), as amended and supplemented by Amendment No. 1, filed on May 15, 2018. The Initial Schedule 13D, as modified by Amendment No. 1 and this filing, is referenced herein as the “Schedule 13D,” which remains unchanged, except as specifically amended. Capitalized terms used but not defined herein shall have the respective meanings defined in the Initial Schedule 13D, as previously amended. As set forth below, as a result of the transaction described herein, on March 31, 2023 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Shares. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 1.	Security and Issuer

Item 1 is hereby amended and supplemented by adding the following information:

The address of the principal executive offices of the Issuer is 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following information:

On March 31, 2023, pursuant to and subject to the terms and conditions of the contribution agreement entered into on such date (the “Contribution Agreement”), and in connection with the transfer of substantially all of the Reporting Persons’ economic interest in the Common Shares to certain investment funds affiliated with Trident Capital IX, L.P., the Reporting Persons contributed an aggregate of 5,676,339 Common Shares to Trident ECC Aggregator LP consisting of: (i) 3,336,438 Common Shares from Trident V and (ii) 2,339,901 Common Shares from Trident V Parallel.

Following the consummation of the foregoing transaction, the Reporting Persons no longer beneficially own any Common Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

As a result of the transaction described in Item 4, the Reporting Persons no longer beneficially own any Common Shares.

Other than the transactions reported in Item 4, each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Shares during the past 60 days.

The Reporting Persons have each ceased to be the beneficial owner of more than five percent (5%) of the Common Shares, effective as of March 31, 2023. The filing of this Amendment No. 2 constitutes an exit filing for the Reporting Persons.

Item 6.	Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

The description of the Contribution Agreement set forth in Item 4 of this Amendment No. 2 is hereby incorporated herein by reference.

CUSIP No. 269808101	13D/A	Page 7 of 8

The foregoing description is qualified in its entirety by reference to the complete text of the Contribution Agreement, which is attached hereto as Exhibit B and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

A	Joint Filing Agreement, dated October 16, 2014 (incorporated by reference to Exhibit B to Schedule 13D filed October 16, 2014).

B	Contribution Agreement, dated March 31, 2023, by and among Trident V, L.P., Trident V Parallel Fund, L.P., Trident V Professionals Fund, L.P. and Trident ECC Aggregator LP.

CUSIP No. 269808101	13D/A	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2023

TRIDENT V, L.P.

By:	Trident Capital V, L.P., its general partner
By:	DW Trident V, LLC, a general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT CAPITAL V, L.P.

By:	DW Trident V, LLC, a general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT V PARALLEL, L.P.

By:	Trident Capital V-PF, L.P., its general partner
By:	DW Trident V, LLC, a general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT CAPITAL V-PF, L.P.

By:	DW Trident V, LLC, a general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President